UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ FORM C/A: Amendment to Offering Statement: Amendment of Subscription Agreement.
   Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
 PDX Advisors, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   August 01, 2016

Physical address of issuer
745 Fifth Avenue, Suite 500, New York City, NY 10151

Website of issuer
www.pdxadvisors.co
www.pdxcoin.io

Name of intermediary through which the Offering will be conducted
ChainRaise Portal

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Units of Series 1 SAFE- T Instrument

Target number of Securities to be offered
100

Price (or method for determining price)
$1000.00

Target offering amount (minimum)
$100,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☐   First-come, first-served basis

☑   Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
May 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$969,228	$816,289
Cash & Cash Equivalents	$57,012	$12,430
Accounts Receivable	$0.00	$0.00
Short-term Debt	$6,500	$5,000
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	$801,436	$1,489,406

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 18 2024

FORM C

Up to $1,000,000.00

PDX Advisors, LLC



Units of Series1 SAFE- T

This FORM C (including the cover page and all exhibits attached hereto, the "FORM C") is being furnished by PDX Advisors, LLC , a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE- T Instrument of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this FORM C (this "Offering"). The minimum amount of Securities that can be purchased is $1000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Chainraise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$50.00	$950.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this FORM C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.pdxadvisors.co no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 18, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this FORM C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This FORM C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

FORM C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this FORM C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this FORM C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this FORM C or any documents incorporated by reference herein or therein speaks only as of the date of this FORM C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY											11
    The Business										11
    The Offering										12
RISK FACTORS										13
    Risks Related to the Company's Business and Industry					13
    Risks Related to the Securities							20
BUSINESS										25
    Description of the Business								25
    Business Plan									25
    History of the Business								26
    The Company's Products and/or Services						26
    Competition									26
    Intellectual Property								27
    Governmental/Regulatory Approval and Compliance					27
    Litigation									27
    Managing Entity									28
    Other										28
USE OF PROCEEDS										29
DIRECTORS, OFFICERS AND EMPLOYEES							30
    Directors or Managers								30
    Officers									30
    Employees									31
CAPITALIZATION AND OWNERSHIP							31
    Capitalization									31
    Ownership									32
FINANCIAL INFORMATION								32
    Operations									32
    Liquidity and Capital Resources							32
    Capital Expenditures and Other Obligations						32
    Material Changes and Other Information						32
    Trends and Uncertainties								33
THE OFFERING AND THE SECURITIES							33
    The Offering									33
    The Securities									34
    Voting and Control.								34
TAX MATTERS										38
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST			38
    Related Person Transactions							38
    Conflicts of Interest								38
OTHER INFORMATION									39
    Bad Actor Disclosure								39
EXHIBITS										43
EXHIBIT A										44
EXHIBIT B										54
EXHIBIT C										64

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: **www.pdxadvisors.co**

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

You should rely only on the information contained in this FORM C.

About this FORM C

We have not authorized anyone to provide you with information different from that contained in this FORM C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this FORM C is accurate only as of the date of this FORM C, regardless of the time of delivery of this FORM C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This FORM C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this FORM C. The Company does not expect to update or otherwise revise this FORM C or other materials supplied herewith. The delivery of this FORM C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this FORM C. This FORM C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this FORM C and the Exhibits hereto. Each prospective Investor is urged to read this FORM C and the Exhibits hereto in their entirety.

PDX Advisors, LLC (the "Company") is a Delaware Limited Liability Company, formed on August 01, 2016.

The Company is located at 745 Fifth Avenue, Suite 500, New York, NY 10151 .

The Company's website is www.pdxadvisors.co and also at www.pdxcoin.io .

The information available on or through our website is not a part of this FORM C. In making an investment decision with respect to our Securities, you should only consider the information contained in this FORM C.

The Business

PDX Advisors LLC is a Delaware limited liability company, and is a wholly-owned subsidiary of PDX Global Pty. Ltd., based in Singapore. Our goal is to build a world class technologically advanced global consumer and corporate banking and financial services company. Founded in 2016, PDXA is a financial services and investment firm.

Projects or companies led, or managed, by PDX Advisors include PDX Energy, Inc., and PDX Coin, a blockchain-based network and protocol coin. PDX Global implements its protocols, systems, and tools based on open-source technologies and systems and generally publishes its works via white papers.

The Offering

Minimum amount of Units of SAFE- T (Series 1) Instrument being offered	100
Total of SAFE-T (Series 1) outstanding after Offering (if minimum amount reached)	100
Maximum amount of Units of SAFE- T (Series 1) Instrument	1000
Total Units of SAFE- T (Series 1) Instrument outstanding after Offering (if maximum amount reached)	1000
Purchase price per Security	$1,000.00
Minimum investment amount per investor	$1000.00
Offering deadline	May 29, 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks associated with an investment in the SUBSCRIPTION AGREEMENT

PDX may not successfully develop, market and launch the Minimum Viable Product and Investors may not receive Tokens.

The PDX Platform has now been developed by the Company but will require significant ongoing capital funding, expertise of the Company's management, time and effort in order to develop and successfully launch the full PDX Platform. The Company may have to make changes to the specifications of the PDX Platform or Tokens for any number of legitimate reasons or the Company may be unable to develop the PDX Platform in a way that realizes those specifications or any form of a functioning Platform. It is possible that the PDX Platform may not ever be released or that the Platform Launch will not occur. The PDX Platform, if successfully developed and maintained, may not meet investor expectations at the time of purchase. Furthermore, despite good faith efforts to develop and launch the PDX Platform and subsequently to develop and maintain the PDX Platform, it is still possible that the PDX Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the PDX Platform and Tokens.

The Company will use part of the proceeds of this Offering to make significant investments to develop and launch a commercially viable PDX Platform and subsequently to build a fulsome Platform upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the PDX Platform and progress it to a successful Platform Launch. While the Company has sought to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain PDX Coin and the PDX Platform. If the Company is not successful in its efforts to demonstrate to users the utility and value of the PDX Platform, there may not be sufficient demand for the Tokens for the Company to proceed with the Platform Launch. As a result, or if the Platform Launch does not occur, Investors may lose all of their investment.

"Platform Launch"means the release of software that allows buyers and sellers to exchange storage, using the technologies and market incentives described above in Company Overview.

Investments of this nature involve a high degree of risk. Investments in token presales including this offering may involve an even higher degree of risk.
Financial and operating risks confronting startups are significant: PDX is not immune to these. The startup market in which PDX competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

PDX may be forced to cease operations or take actions that result in a Dissolution Event.
It is possible that, due to any number of reasons, including, but not limited to, an unfavorable

fluctuation in the value of cryptographic and fiat currencies, the inability by the Company to establish the Minimum Viable Product or the Tokens' utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a Dissolution Event.

The SUBSCRIPTION AGREEMENTs may not be transferred.

The terms of the SUBSCRIPTION AGREEMENT prohibit transfer of the SUBSCRIPTION AGREEMENT. As a result, Investors will be required to hold their SUBSCRIPTION AGREEMENT until the earlier of an exchange listing of PDX Coin and the delivery of all of the Tokens, or the termination of the SUBSCRIPTION AGREEMENT pursuant to the provisions set forth therein. Consequently, Investors must be prepared to bear the risk of an investment in the SUBSCRIPTION AGREEMENT until the termination of the SUBSCRIPTION AGREEMENT pursuant to the terms set forth therein.

The tax treatment of the SUBSCRIPTION AGREEMENT, the purchase rights contained therein and the Token distribution is uncertain and there may be adverse tax consequences for Investors upon certain future events. The tax characterization of the SUBSCRIPTION AGREEMENT and the Tokens is uncertain, and each Investor must seek its own tax advice in connection with an investment in the SUBSCRIPTION AGREEMENT. An investment pursuant to the SUBSCRIPTION AGREEMENT and the purchase of Tokens pursuant thereto may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non U.S. tax treatment of an investment in the SUBSCRIPTION AGREEMENT and the purchase rights contained therein.

Risks associated with the Tokens and the PDX Platform

The PDX Platform may not be widely adopted and may have limited users.
It is possible that the PDX Platform will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems (such as the PDX Platform) more generally or distributed applications to be used on the PDX Platform. Such a lack of use or interest could negatively impact the development of the PDX Platform and therefore the potential utility of Tokens.

Alternative Platforms may be established that compete with or are more widely used than the PDX Platform. It is possible that alternative Platforms could be established that utilize the same or similar open source code and protocol underlying the PDX Platform and attempt to facilitate services that are materially similar to the PDX Platform's services. The PDX Platform may compete with these alternative Platforms, which could negatively impact the PDX Platform and the Tokens. The PDX Platform may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens. If the PDX Platform's security is compromised or if the PDX Platform is subjected to attacks that frustrate or thwart our users' ability to access the PDX Platform, their Tokens or the PDX Platform products and services, users may cut back on or stop using the PDX Platform altogether, which could seriously curtail the utilization of the Tokens and cause a decline in the market price of the Tokens.

Risks related to blockchain technologies and digital assets

The regulatory regime governing the blockchain technologies, cryptocurrencies, Tokens and coin offerings such as PDX Platform and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the PDX Platform and the utility of the Tokens. Regulation of Tokens (including PDX) and coin offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty.

Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the PDX Platform and the adoption and utility of the Tokens. Failure by the Company or certain users of the PDX Platform to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain Platforms and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes.

Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain Platform or asset, the PDX Platform and the Tokens may be materially and adversely affected.

Blockchain Platforms also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the PDX Platform. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the PDX Platform and the adoption and utility of the Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the value of the distributions that may be made by PDX, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

This Issuance of PDX Coin May Constitute the Issuance of a "Security" Under U.S. Federal Securities Laws The Company expects its PDX Coin to act as a medium of exchange that contains intrinsic value due to its association with certain petroleum assets. Due to the nature of PDX Coin, we do not think it should be considered a "security" as that term is defined in the Act. On July 25, 2017, the United States Securities and Exchange Commission (the "Commission") issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital.

The Commission applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The Commission stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with blockchain technology. The Commission's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-131 After reviewing the Report, we believe that PDX Coin is substantially different from DAO Tokens, and should not be considered a "security" under U.S. federal securities laws. Nevertheless, as noted by the Commission, the issuance of Tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

If the PDX Coin were deemed to be a security under U.S. federal securities laws then, prior to the issuance of PDX Coin pursuant to the SUBSCRIPTION AGREEMENT, we may be required to register to such issuance under the Securities Act. The registration of PDX under the Securities Act would result in significant delay in the issuance of PDX Coin and would require us to incur substantial additional expense. There may be occasions when certain individuals involved in the development and launch of the PDX Platform may encounter potential conflicts of interest in connection with the Platform Launch, such that said party may avoid a loss, or even realize a gain, when other Investors in the Presale or in PDX Coin are suffering losses.

There may be occasions when certain individuals involved in the development and launch of the PDX Platform or PDX Coin may encounter potential conflicts of interest in connection with this Offering and the Platform Launch, such that said party may avoid a loss, or even realize a gain, when other Investors in the are suffering losses. Investors in SUBSCRIPTION AGREEMENTs may also have conflicting investment, tax, and other interests with respect to SUBSCRIPTION AGREEMENT investments, which may arise from the terms of the SUBSCRIPTION AGREEMENT, the PDX code, the PDX Platform, the timing of the Platform Launch or other coin pre-sales, or other factors. Decisions made by the key employees of PDX on such matters may be more beneficial for some Investors than for others.

Investors may lack information for monitoring their investment.
The Investor may not be able to obtain all information it would want regarding PDX, PDX Coin, or the PDX Platform, on a timely basis or at all. It is possible that the Investor may not be aware on a timely basis of material adverse changes that have occurred with respect to certain of its investments. While PDX has made efforts to use open-source development for Tokens, this information may be highly technical by nature. As a result of these difficulties, as well as other

uncertainties, an Investor may not have accurate or accessible information about the PDX Platform. PDX Coin has limited history.

PDX Coin is a newly formed coin and has limited history. Each SUBSCRIPTION AGREEMENT should be evaluated on the basis that PDX or any third party's assessment of the prospects of the PDX Platform may not prove accurate, and that PDX Coin will not achieve its investment objective. Past performance of PDX Coin, or any similar coin or SUBSCRIPTION AGREEMENT, is not predictive of future results. If the PDX Platform is unable to satisfy data protection, security, privacy, and other government and industry-specific requirements, its growth could be harmed. There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the PDX Platform's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the PDX Platform.

The further development and acceptance of blockchain Platforms, including the PDX Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain Platforms and blockchain assets would have an adverse material effect on the successful development and adoption of the PDX Platform and the Tokens.

The growth of the blockchain industry in general, as well as the blockchain Platforms with which the PDX Platform will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain Platforms, include, without limitation:
• Worldwide growth in the adoption and use of Bitcoin, and other blockchain technologies;
• Government and quasi-government regulation of Bitcoin, and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain Platforms or similar systems;
• The maintenance and development of the open-source software protocol of the Bitcoin Platforms;

• Changes in consumer demographics and public tastes and preferences;
• The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing Platforms;
• General economic conditions and the regulatory environment relating to cryptocurrencies; or
• A decline in the popularity or acceptance of Bitcoin or other blockchain-based Tokens would adversely affect our results of operations.The slowing or stopping of the development, general acceptance and adoption and usage of blockchain Platforms and blockchain assets may deter or delay the acceptance and adoption of the PDX Platform and the Tokens.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.
The prices of blockchain assets such as Bitcoin have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Several factors may influence the market price of the Tokens, including, but not limited to:
• Global blockchain asset supply;

• Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;
• Investors' expectations with respect to the rate of inflation;
• Changes in the software, software requirements or hardware requirements underlying the PDX Platform;
• Changes in the rights, obligations, incentives, or rewards for the various participants in the PDX
Platform;
• Interest rates;
• Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
• Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Tokens may be traded and liquidity on such exchanges;
• Interruptions in service from or failures of major blockchain asset exchanges on which the Tokens may be traded;
• Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in the PDX Platform or Tokens or other blockchain assets;

• Monetary policies of governments, trade restrictions, currency devaluations and revaluations;
• Regulatory measures, if any, that affect the use of blockchain assets such as the Tokens;
• The maintenance and development of the open-source software protocol of the PDX Platform;
• Global or regional political, economic or financial events and situations; or
• Expectations among PDX Platform or other blockchain assets participants that the value of the Tokens or other blockchain assets will soon change.

A decrease in the price of a single blockchain assets may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may affect the industry as a whole and may also cause the price of the Tokens and other blockchain assets to fluctuate.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 13, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations

where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity
of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 13, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position*.*

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. [We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations.] We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Risks Related to the Securities

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Units of SAFE-T will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE-T may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE-T. Because the Units of SAFE-T have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE-T have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE-T may also adversely affect the price that you might be able to obtain for the Units of SAFE-T in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities into Preferred Members Interest. Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Preferred Members Interest . Upon such conversion, Preferred Members Interest will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Preferred Members Interestholders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth

herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have pre-emptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial .

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

No Inspection or Information Rights.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Determination of Valuation Cap
The valuation cap incorporated in the Securities has been internally determined and bears no specific relationship to any established criteria of value such as book value or earnings, or any combination thereof. No valuation or appraisal of the Company's potential business has been prepared.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
PDX Advisors LLC is a Delaware limited liability company, and is a wholly-owned subsidiary of PDX Global Pte. Ltd., based in Singapore. Our goal is to build a world class technologically advanced global consumer and corporate banking and financial services company. Founded in 2016, PDXA is a financial services and investment firm.

Projects or companies led, or managed, by PDX Advisors include PDX Energy, Inc., and PDX Coin, a decentralized blockchain-based network and protocol coin. PDX Global implements its protocols, systems, and tools based on open-source technologies and systems and generally publishes its works via white papers.

Business Plan
The PDX utility coin is the world's first true regulatory-compliant digital currency associated with independently certified energy reserves. PDX enables individuals and organizations to utilize a transparent peer-to-peer exchanged digital currency that can derive intrinsic value from the value of energy assets.

Each of the total number of PDX Coin Tokens that can ever be created will be initially associated with the Company's value of a minimum of 0.5 projected recoverable reserve barrels of crude oil or its natural gas equivalent, and adding to the prospective intrinsic value of the Tokens is a basket of oil and gas assets including physical oil and natural gas, oil and gas futures or derivatives, and interests in oil producing properties with an aggregate initial value approximating the aggregate value of all PDX Tokens in circulation.

PDX has been structured with a view towards becoming the world's leading safe-
haven tokenized store of value. By associating each PDX coin to existing and verified real world assets, PDX enables holders of digital and fiat currencies seeking to preserve wealth, lock in gain and/or avoid loss to acquire, hold and transfer intrinsic value in digital coin form. In order to meet increased demand over time, the number of PDX in circulation and their associated oil and gas reserves are able to expand in tandem to maintain an approximate equilibrium between the USD price of a single PDX coin and a single barrel of oil, or its natural gas equivalent, on global markets without diluting the interests of existing PDX holders.

The embodiment of PDX's store of value in a transferable digital coin will enable holders to preserve wealth and engage in commercial and consumer transactions while avoiding the level of volatility, inflation and devaluations associated with other digital currencies. PDX is founded and coordinated by a fully transparent, experienced and highly reputable team who will manage the operations and development of PDX and act to ensure compliance with applicable laws of the U.S. and other jurisdictions, globally. PDX will be issued in accordance with the relevant laws in applicable jurisdictions.

Transfers of PDX will be subject to compliance with all applicable laws. The maintenance of PDX's associated oil and gas reserves will be compliant with laws governing transactions in commodities, likely including the U.S. Commodity Exchange Act.
Financial statements related to PDX and the underlying oil reserves will be prepared in accordance with U.S. generally accepted accounting principles or similar standards as may apply in other jurisdictions,

and may be subject to audit by a leading global accounting firm. PDX will comply with all applicable tax laws in relevant jurisdictions and will support record keeping and transparency to allow all holders, purchasers and sellers of PDX to comply with their applicable tax reporting obligations as and where required. Unlike PDX, U.S. based oil exchange traded funds (ETFs) presently subject holders to annual tax and tax reporting obligations due to allocations of income related to the ETFs' oil holdings. In contrast to ETFs, but like other digital Tokens, PDX is expected to be treated as a currency in its relevant jurisdiction(s) for income tax purposes and as a consequence of this structure, holders of PDX are not expected to be subject to annual income tax but instead will be taxed only upon any gains (or losses) from their sale of PDX.

By separating the tax attributes of PDX from the tax attributes of its supporting energy reserves, PDX represents the creation of a new and unique digital asset with potentially favorable tax treatment and return profile for U.S. and non-U.S. investors alike.

History of the Business

PDX Advisors LLC was incorporated in 2016. The PDX Coin digital asset project commenced in January, 2018, and PDX Coin itself began publicly trading in December of 2021. During this period PDXA became a subsidiary of PDX AG, a Swiss corporation, and then was later combined with PDX Global Pte. Ltd., the ultimate parent entity, incorporated in Singapore. Also during this period, we began the initial concept and development work in respect to the PDX Beam globally-capable web and mobile crypto-to-fiat payments and digital banking application suite.

The Company's Products and/or Services

Product / Service	Description	Current Market
PDX Beam	Web and mobile globally capable crypto-to-fiat, and fiat-fiat payments platform	All retail consumers, globally

Competition

The Company's primary competitors are :

The Company has Zero direct competitors, given that PDX Beam is wholly unique, and proprietary. PDX Beam is protected by a provisional patent (Application Serial No.: 63/638,056). The foregoing notwithstanding, there do exist in the market several other payment platforms that purport to facilitate the payment for goods and services, with cryptocurrency, however these are extremely limited in form and function, and all are linked to legacy card-based payment platforms.

Supply Chain and Customer Base

The customer base, or addressable market, for PDX Beam is primarily every individual and business that has an exposure to cryptocurrency, or some 600 million people globally. In addition, as PDX Beam also facilitates direct cash payments without the need for a third party payments processor in the middle, the market expands to every individual on the planet, both banked and unbanked, as well as every business in the world that currently utilizes the services of as payment processor.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
6,067,098	Trademark	PDX	6/26/2019	6/2/2020	USA
6,067,099	Trademark	PDX Coin	6/26/2019	6/2/2020	USA

In addition, the Company has certain additional trademark filings currently under preparation, with pending filings, related to PDX Beam and related brand names.

Other

Trade Secrets and proprietary Source code

Patent.

The company filed a provisional patent application with the US Patent Office on April 24, 2024, titled "Integrated Cryptocurrency-based Payment Systems and Methods. The application serial number is 63/638,056.

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations, other than regulations as apply to the cryptocurrency space and the payments industry, in respect to the transmission of money. We will be required to register with and report, at the Federal level, to FinCEN, and at the state level will need to apply for money transmitter licenses, absent any available exemptions. We believe in fact that because of the structural and precise functional nature of PDX Beam, we will be eligible for such registration exemptions.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The PDX entities are managed and operated by the following managing entity:

Name	Description	Years in business	Management fee
PDX Advisors LLC	Delaware LLC	8	$0.00

Other

The Company's principal address is: 745 Fifth Avenue, Suite 500, New York, NY 10151

The Company has the following additional addresses: 651 N. Broad Street, Suite 201, Middletown, DE 19709 (Delaware registered office address)

The Company can conduct business remotely in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Because this FORM C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospect.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$5,000	5%	$50,000
Estimated Attorney Fees	5%	$5,000	0.5%	$5,000
Estimated Accountant/Auditor Fees	1.85%	$1,850	0.185%	$1,850
General Marketing	0%	$0	0%	$0
Research and Development	37%	$37,000	20%	$200,000
Future Wages	0%	$0	0%	$0
Repayment of Debt	0%	$0	0%	$0
General Working Capital	51.15%	$51,150	74.315%	$743,150
Total	**100.00%**	**$100,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the FORM C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds depending on corporate needs, capital availability, budgets, and other factors.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. Details and background of each of our key people can be found at www.pdxadvisors.co and at www.pdxcoin.io

Name
Shane Rodgers
Yufeng Xie
Annelyse Fournier
Arvind Sharma
Ramy Bekhiet
Gabriel Meza

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Mr. Rodgers, Ms. Xie, Ms. Fournier, Mr. Sharma, and Mr. Meza have all been with PDX since inception. Mr. Bekhiet has been with PDX since 2021.

Mr. Rodgers and Ms. Xie have been directors since 2016, to present. Mr. Rodgers has been Chief Executive Officer and President since 2016, to present. Ms. Fournier has been our Chief Operating Officer since September 2018, to present. Mr. Sharma has been our Co-Chief Technology Officer since 2021, to present. Mr. Meza has been our head of Investor nRelations since January of 2018, to present. Mr. Bekhiet has been our Co-Chief Technology Officer since October, 2021, to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Refer to the above-referenced websites.

Mr. Rodgers and Ms. Xie have been directors since 2016, to present. Mr. Rodgers has been Chief Executive Officer and President since 2016, to present. Ms. Fournier has been our Chief Operating Officer since September 2018, to present. Mr. Sharma has been our Co-Chief Technology Officer since 2021, to present. Mr. Meza has been our head of Investor nRelations since January of 2018, to present. Mr. Bekhiet has been our Co-Chief Technology Officer since October, 2021, to present.

Officers
The officers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Yufeng Xie, Co-founder, Senior Managing Director for Asia
Shane Rodgers, Co-founder; Chairman and Chief Executive Officer, President

Annelyse Fournier, Chief Operating Officer

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three (3) employees in the United States, two in the United Kingdom, and one in China.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Members Interest
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Securities s issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100%

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Shane Rogers	80%
Yufeng Xie	20%

The Company has the following debt outstanding: None

We have conducted a continual capital raise program under Rule 506 (D) in the last 3 years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this FORM C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
To date, funding has been received from
Founders, and Accredited investors, for approximately $6,000,000.00

Liquidity and Capital Resources

The Company has additional sources of capital other than the proceeds from the Offering. Specifically, the Company has raised, and continues to raise, funds from ongoing PDX Coin token sales from accredited investors pursuant to Reg D Rule 506. To date the Company has raised approximately $6 million through such sales, with a further approximate $1.1 million pending as at the date of this filing.

Capital Expenditures and Other Obligations

The Company expects and intends to make material capital expenditures into the foreseeable future.

Material Changes and Other Information
The Company does intend to make material changes to its business operations in the near future, as it (a) continues to raise more capital, (b) completes the Phase 1 development program, including the pending production beta test program, for the PDX Beam payments application suite, (c) hires new staff and opens new offices, (d) prepares the full commercial launch of the

PDX Beam product suite and the attendant build-up of the necessary underlying corporate and managerial infrastructure, (e) commences formal development of the Siberia Protocol blockchain project.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.   Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this FORM C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1000 Units of SAFE- T Instrument for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 29, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the

Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Chainraise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the SAFE- T (Series1) Instrument agreement in conjunction with the following summary information.

Investors will not have voting rights, even upon conversion of the Securities into Preferred Members Interest.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Preferred Members Interest . Upon such conversion, Preferred Members Interest will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Preferred Members Interestholders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company.

Extracts of the SAFE-T agreement are included below.
Refer to Exhibit B containing the full SAFE-T Agreement.

Not Currently Equity Interests

The Securities, when initially issued, will not be equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Determination of Valuation Cap

The valuation cap incorporated in the Securities has been internally determined and bears no specific relationship to any established criteria of value such as book value or earnings, or any combination thereof. No valuation or appraisal of the Company's potential business has been prepared. The "**Post-Money Valuation Cap**" is $20,000,000.

Dividends

The Securities do not entitle the Investors to any dividends.

Events

Equity Financing

If there is an Equity Financing before the termination of this SAFE-T, on the initial closing of such Equity Financing, this SAFE-T will automatically convert into the greater of: (1) the number of shares of Standard Preferred Members Interest equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Members Interest; or (2) the number of shares of SAFE-T Preferred Members Interest equal to the Purchase Amount divided by the SAFE-T Price.

In connection with the automatic conversion of this SAFE-T into shares of Standard Preferred Members Interest or SAFE-T Preferred Members Interest, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Members Interest, with appropriate variations for the SAFE-T Preferred Members Interest if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

Liquidity Event

If there is a Liquidity Event before the termination of this SAFE-T, this SAFE-T will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Members Interest equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(e).

Token Generation Event

On the Initial Token Generation Date, provided it takes place before the expiration or termination of this Agreement, the Issuer will automatically issue to the Purchaser a number of units of the Token set forth above, which shall be equal to the Purchaser's Investment divided by the Token Price; provided that, in connection with and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section.

(i) The Purchaser will execute and deliver to the Company or the Issuer any and all other transactional documents related to this Agreement, including at the Issuer's option a purchase agreement that will provide that the issuance of the Tokens is without recourse.

(ii) The Purchaser will provide to the Issuer a public cryptocurrency wallet address to which the Issuer may deliver Tokens after the anticipated Token Generation Event, disbursed in accordance with the seed round schedule described in the Company's whitepaper or similar documentation. For the avoidance of doubt, the public wallet address must be under the direct or indirect control of the Purchaser and shall not be under the control of a third-party.

Dissolution Event

If there is a Dissolution Event before the termination of this SAFE-T, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Further, if the is a Dissolution Event before the Token Generation Event, to the extent funds are available from the proceeds of all Investments, the Company will pay an amount equal to the Investment (the "Returned Investment"), which shall be due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. For the avoidance of doubt, funds from business operations of the Company other than the proceeds received from Purchaser under this Agreement shall not be available for the Returned Investment. Where the amount of funds available for all Returned Investments is less than that which would be required to make the Returned Investment to all Purchasers, the Company will make Returned Investments pro rata to all purchasers under this and other SAFE-T agreements, which distributions shall take priority over any distributions to officers, directors, advisors, managers or other persons or firms affiliated with the Company or the Issuer. Any Returned Investment amounts shall be in U.S. Dollars or stablecoin equivalent.

Liquidation Priority

In a Liquidity Event or Dissolution Event, this SAFE-T is intended to operate like standard non-participating Preferred Members Interest. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interest);

(ii) On par with payments for other SAFE-Ts and/or Preferred Members Interest, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFE-Ts and/or Preferred Members Interest, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE-Ts and/or Preferred Members Interest in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Members Interest.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Members Interest and other SAFE-Ts and/or Preferred Members Interest who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Members Interest basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination

This SAFE-T will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE-T) immediately following the earliest to occur of: (i) the issuance of Equity Interest to the Investor pursuant to the automatic conversion of this SAFE-T under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

(f) Token Generation Event . On the Initial Token Generation Date, provided it takes place before the expiration or termination of this Agreement, the Issuer will automatically issue to the Purchaser a number of units of the Token set forth above, which shall be equal to the Purchaser's Investment divided by the Token Price; provided that, in connection with and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section 1(a):

(i) The Purchaser will execute and deliver to the Company or the Issuer any and all other transactional documents related to this Agreement, including at the Issuer's option a purchase agreement that will provide that the issuance of the Tokens is without recourse.

(ii) The Purchaser will provide to the Issuer a public cryptocurrency wallet address to which the Issuer may deliver Tokens after the anticipated Token Generation Event, disbursed in accordance with the seed round schedule described in the Company's whitepaper or similar documentation. For the avoidance of doubt, the public wallet address must be under the direct or indirect control of the Purchaser and shall not be under the control of a third-party.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:
None

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on FORM C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PDX Advisors, LLC
_____
(Issuer)

Shane Rodgers
_____
(By)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this FORM C has been signed by the following persons in the capacities and on the dates indicated.

/s Shane Rodgers
_____
(Signature)

Shane Rodgers
_____
(Name)

Chief Executive Officer
_____
(Title)

5 June 2024
_____
(Date)

/s Yufeng Xie
_____
(Signature)

Yufeng Xie
_____
(Name)

Senior Managing Director for Asia
_____
(Title)

5 June 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   SAFE Agreement
Exhibit C   Video Scription

EXHIBIT A

Financial Statements

PDX ADVISORS INC.
FINANCIAL STATEMENTS (UNAUDITED)

For the years ended as of

December 31, 2023 and 2022

PDX Advisors LLC

Financial Statements (Unaudited)

For the Years ended 2023 and 2022

Index to Reviewed Financial Statements

Table of Contents	Page

Independent Accountant Review Report	3
Balance Sheet	4
Income Statement	5
Changes in Equity Statement	6
Cash Flow Statement	7
Notes to the Financial Statements	8



INDEPENDENT ACCOUNTANT REVIEW REPORT

May 11, 2024

The Board of Directors

PDX Advisors LLC

745 Fifth Avenue, Suite 500

New York City, NY 10151

We have reviewed the accompanying balance sheet of PDX Advisors LLC (the company) as of December 31, 2022 and 2023, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
May 11, 2024

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
646-689-4725
cpa@cfaudits.com

3

PDX Advisors LLC

Balance Sheet Statement (Unaudited)

As of December 31, 2022 and 2023

ASSETS	2022	2023
Current Assets		
Checking Accounts	7,098	57,013
Digital Assets – PDX Coin	440,551	479,981
Receivables - Related Parties	245,475	249,165
Rent Deposit	49,165	53,360
Total Current Assets	**742,289**	**839,519**
Non-Current Assets		
IT Equipment	-	1,709
Software – Under development	833,542	1,260,828
Total Non-Current Assets	**833,542**	**1,262,537**
TOTAL ASSETS	**1,575,831**	**2,102,056**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Payables to Related Parties	5,000	6,500
Total Current Liabilities	**5,000**	**6,500**
Total Liabilities	**5,000**	**6,500**
Net Equity	**1,570,831**	**2,095,556**
TOTAL LIABILITIES AND EQUITY	**1,575,831**	**2,102,056**

The accompanying notes are an integral part of these financial statements

4

PDX Advisors LLC

Income Statement (Unaudited)

For the years ended as of December 31, 2022 and 2023

	2022	2023
Revenues	-	-
Total Revenues	-	-
Less Operating Expenses		
Commission Expense	410,450	201,325
Legal and Professional Fees	74,412	56,856
General and Administrative	69,064	61,717
Marketing Expense	176,100	108,255
Total Operating Expenses	**(730,026)**	**(428,152)**
Non-Operating (Expense) Income		
Interest Income	81	2
Net Income (Loss)	**(729,944)**	**(428,150)**

The accompanying notes are an integral part of these financial statements

PDX Advisors LLC

Statement of Changes in Equity (Unaudited)

For the years ended as of December 31, 2022 and 2023

	Owners Capital	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2022	2,374,517	(1,904,442)	470,075
Capital Contributions During 2022	1,830,700	-	2,300,775
Net (Loss) During 2022	-	(729,944)	1,570,831
Equity Ending Balance as of December 31, 2022	**4,205,217**	**(2,634,386)**	**1,570,831**
Capital Contributions During 2023	952,875	-	2,523,706
Net (Loss) During 2023	-	(428,150)	2,095,556
Equity Ending Balance as of December 31, 2023	**5,158,092**	**(3,062,536)**	**2,095,556**

The accompanying notes are an integral part of these financial statements

PDX Advisors LLC

Statement of Cash Flow (Unaudited)

For the years ended as of December 31, 2022 and 2023

OPERATING ACTIVITIES	2022	2023
Net Income (Loss)	(729,944)	(428,150)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	-	-
Change in Accounts Receivables	(52,327)	(7,885)
Change in Accounts Payables	(11,600)	1,500
Change in Digital Assets – PDX Coin	(399,539)	(39,430)
Net cash flow by operating activities	**(1,193,410)**	**(473,965)**
INVESTING ACTIVITIES		
Software – Underdevelopment	(813,542)	(427,286)
IT Equipment	-	(1,709)
Net cash flow by financing activities	**(813,542)**	**(428,995)**
FINANCING ACTIVITIES		
Capital Contributions	1,830,700	952,875
Net cash provided by financing activities	**1,830,700**	**952,875**
NET CASH INCREASE (DECREASE) FOR PERIOD	**(176,252)**	**49,915**
Cash at the beginning of the period	183,350	7,098
CASH AT END OF PERIOD	**7,098**	**57,013**

The accompanying notes are an integral part of these financial statements

7

PDX Advisors LLC

Notes to the Financial Statements

As of December 31, 2023

1. DESCRIPTION OF THE BUSINESS

PDX Advisors was formed as an LLC on August 2016 in the state of Delaware, the company then has changed its name to PDX Advisors LLC, and its address to New York On November 2021.

PDX Advisors LLC, a unit of Singapore-based PDX Global Ltd, is a New York-based investment company which makes and manages investments for its own account and for others across a spectrum of asset classes, including public debt and equity instruments; real estate; private equity, and computer-driven quantitative trading of securities and derivatives; and industrial, technology, and natural resources companies and projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

PDX Advisors LLC

Notes to the Financial Statements

As of December 31, 2023

2.4.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

3.   SOFTWARE – UNDER DEVELOPMENT

The company is developing a Platform for enabling consumers to spend using their digital assets, with instant cash conversion and same-day settlements to merchants and vendors. PDX GlobalPay (USA) houses the new North American payments and virtual banking business of PDX Global. The system is designed and developed through PDX Advisory Management. The company registered its patent related to its software during 2024.

In accordance with Accounting Standards Codification Topic 350-40 (ASC 350-40), Coding, hardware installation, and testing costs related to developing the software are capitalized and reported in the balance sheet. The system is expected to be complete during 2024.

4.   DIGITAL ASSETS – PDX COIN

PDX Coin anchors a global payments and digital banking platform that will allow hundreds of millions of retail users, institutions, merchants, and ecosystem partners to participate easily in the crypto economy with instant conversions between digital and fiat currencies. Through the upcoming virtual banking services and payment apps, all major crypto assets supported by the platform will become instantly liquid, and available across tens of millions of locations and online sites around the world. PDX plans to also introduce a regulated platform to trade digital shares of most publicly held companies, as well as cryptocurrencies.

The company has acquired its coins through direct cash purchases, and has reported the value of the coin at historical cost, which is less than the market value as of the date of this report. The company shall mark its digital assets value to market once the coins are traded in the market the its digital banking system is live.

5.   COMMISSION EXPENSE

Commission expense is compromising the marketing and legal costs related to raising its capital through different investors, the company has been financing its operations through its equity since incorporation.

6.   NET EQUITY

The Net equity compromising the total amount of contribution from the owner and several investors of the company.

EXHIBIT B

SAFE-T Agreement

SIMPLE AGREEMENT FOR FUTURE EQUITY AND TOKENS

Issued By: PDX Advisors, LLC.

For: Units of SERIES 1 SAFE-T

THIS SIMPLE AGREEMENT FOR FUTURE TOKENS (the "**Agreement**"), dated as of Month/Day/Year ………………………………, certifies that in consideration of the payment of $……….. USD (the "**Payment**") by ………….. (the "**Purchaser**"), , receipt of which is hereby acknowledged by PDX Advisors , a Delaware Limited Liability Company (the "Company"), (the "Issuer"), hereby grants to the Purchaser the right to receive a percentage equity (equity in the Company or units of PDX Coin Tokens (tentative symbol PDX) to be issued by the Issuer (the "Token(s)"), subject to the terms set forth below.

1. Events.

(a)   **Equity Financing**. If there is an Equity Financing before the termination of this SERIES 1 SAFE-T, on the initial closing of such Equity Financing, this SERIES 1 SAFE-T will automatically convert into the number of shares of Standard Preferred Members Interest equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Members Interest.

In connection with the automatic conversion of this SERIES 1 SAFE-T into shares of Standard Preferred Members Interest or SERIES 1 SAFE-T Preferred Members Interest, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Members Interest, with appropriate variations for the SERIES 1 SAFE-T Preferred Members Interest if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SERIES 1 SAFE-T, this SERIES 1 SAFE-T will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Members Interest equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(e).

(c)   **Token Generation Event** On the Token Generation Date, provided it takes place before the expiration or termination of this Agreement, the Issuer will automatically issue to the Purchaser a number of units of the PDX Coin Token set forth above, which shall be equal to the Purchaser's Investment divided by $150.00; provided that, in connection with and prior to the issuance of PDX Coin Tokens by the Company to the Purchaser pursuant to this Section.

(i) The Purchaser will execute and deliver to the Company or the Issuer any and all other transactional documents related to this Agreement, including at the Issuer's option a purchase agreement that will provide that the issuance of the PDX Coin Tokens is without recourse.

(ii) The Purchaser will provide to the Issuer a public cryptocurrency wallet address to which the Issuer may deliver PDX Coin Tokens after the anticipated Token Generation Event, disbursed in accordance with the seed round schedule described in the Company's White Paper or similar documentation. For the avoidance of doubt, the public wallet address must be under the direct or indirect control of the Purchaser and shall not be under the control of a third-party.

(d)   **Dissolution Event**. If there is a Dissolution Event before the termination of this SERIES 1 SAFE-T, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Further, if the is a Dissolution Event before the Token Generation Event, to the extent funds are available from the proceeds of all Investments, the Company will pay an amount equal to the Investment (the "Returned Investment"), which shall be due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. For the avoidance of doubt, funds from business operations of the Company other than the proceeds received from Purchaser under this Agreement shall not be available for the Returned Investment. Where the amount of funds available for all Returned Investments is less than that which would be required to make the Returned Investment to all Purchasers, the Company will make Returned Investments pro rata to all purchasers under this and other SERIES 1 SAFE-T agreements, which distributions shall take priority over any distributions to officers, directors, advisors managers or other persons or firms affiliated with the Company or the issuer. Any Returned investment amounts shall be in U.S. Dollars or stablecoin equivalent.

(e) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SERIES 1 SAFE-T is intended to operate like standard non-participating Preferred Members Interest. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interest);

(ii) On par with payments for other SERIES 1 SAFE-Ts and/or Preferred Members Interest, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SERIES 1 SAFE-Ts and/or Preferred Members Interest, the applicable Proceeds will be distributed pro rata to the Investor and such other SERIES 1 SAFE-Ts and/or Preferred Members Interest in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Members Interest.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Members Interest and other SERIES 1 SAFE-Ts and/or Preferred Members Interest who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Members Interest basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(f) **Termination**. This SERIES 1 SAFE-T will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SERIES 1 SAFE-T) immediately following the earliest to occur of: (i) the issuance of Equity Interest to the Investor pursuant to the automatic conversion of this SERIES 1 SAFE-T under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

(g) **All Payments Final**: Except as otherwise provided for in this Agreement, all payments referred to herein shall be deemed final and non-refundable to the Purchaser under any circumstances whatsoever.

2. Definitions.

"**Equity Interest**" means the Equity Interest of the Company, including, without limitation, the "**Members Interest**" and the "**Preferred Members Interest**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange

Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double counting, in each case calculated on an as-converted to Members Interest basis):

- Includes all shares of Equity Interest issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this SERIES 1 SAFE-T and other convertible securities issued by the Company, including but not limited to: (i) other SERIES 1 SAFE-Ts; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Equity Interest.

"**Direct Listing**" means the Company's initial listing of its Members Interest (other than shares of Members Interest not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Interest of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding

Members Interest, the amount of such dividend that is paid per share of Members Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Members Interest at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Members Interest pursuant to a registration statement filed under the Securities Act.

"**Token Generation Date**" means the actual initiation date of the Token Generation Event.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double counting, in each case calculated on an as-converted to Members Interest basis):

- Includes all shares of Equity Interest issued and outstanding;

- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

Includes all Converting Securities, **other than** any SERIES 1 SAFE-Ts and other convertible securities (including without limitation shares of Preferred Members Interest) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as converted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to $150.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity

Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Members Interest's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"SERIES 1 SAFE-T" means an instrument containing a future right to shares of Equity Interest, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SERIES 1 SAFE-T" mean this specific instrument.

"SERIES 1 SAFE-T Preferred Members Interest" means the shares of the series of Preferred Members Interest issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Members Interest.

"Standard Preferred Members Interest" means the shares of the series of Preferred Members Interest issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Token Generation Event" means the Company's offer and sale of immediately deliverable PDX Coins Tokens to persons other than persons who control, are controlled by, or are under common control with the Company.

"Unissued Option Pool" means all shares of Equity Interest that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. No "MFN" Amendment Rights.

The Company and/or the Issuer may offer SERIES 1 SAFE-T Agreements in multiple rounds and on different terms. No prior or subsequent SERIES 1 SAFE-T Agreement offered or entered into by the Issuer at any time shall create any rights whatsoever in the Purchaser, nor shall the Issuer be required to provide notice of any such SERIES 1 SAFE-T Agreement or its terms and conditions, whether or not reasonably requested by the Purchaser. For the avoidance of doubt, in the event the Purchaser determines that the terms of another SERIES 1 SAFE-T Agreement are preferable to the terms of this Agreement, the Company is under no obligation to the Purchaser to amend and restate the terms of this Agreement in any manner whatsoever.

4. Company Representations and Disclaimers.

(a) The Company is a limited company organized and existing under the laws of Delaware. The Issuer will be an entity in a jurisdiction yet to be determined and will be wholly owned by the Company. At the time of the Token Generation Event, the Issuer will be duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and will have the power and authority to issue the PDX Coin Tokens and otherwise lawfully conduct its business

(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when PDX Coin Tokens are to be issued to the Purchaser, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) The Company makes no warranty or representation concerning the current or future value of the PDX Coin Tokens or the availability of a market for their trade or resale.

(f) The above representations shall be equally applicable to the Issuer on or before the date of the Token Generation Event.

5. Purchaser Representations and Acknowledgments.

(a) The Purchaser has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(c) The Purchaser is an entity, duly formed in Delaware indicated in the forepart of this Agreement.

(d) The Purchaser acknowledges that the PDX Coin Token price at the Token Generation Date has been or will be arbitrarily set by the Issuer and that no representation or warranty whatsoever is made by any party concerning the value or price of the PDX Coin Tokens, either as of the Token Generation Date or in the future. The Purchaser understands and agrees that the liquidity and price of the PDX Coin Tokens will ultimately be determined by the marketplace, and that their value may be impacted by any and all risk factors that can affect a start-up business.

(e) The Purchaser agrees to be bound by any affirmation, assent or agreement that it transmits to the Company or the Company's affiliates by computer or other electronic device, including internet, telephonic and wireless devices, including, but not limited to, any consent it gives to receive communications from the Company or any of the Company's affiliates solely through electronic transmission. The Purchaser agrees that the Company and any of the Company's affiliates may send the Purchaser electronic copies of any and all communications associated with its purchase of PDX Coin Tokens.

6. Miscellaneous.

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Purchaser.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice.

(c) The Purchaser is not entitled, as a signatory to this Agreement, to any equity interest whatsoever in the Company or the Issuer, including but not limited the right to vote or receive any financial or tax benefit therefrom.

(d) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Purchaser to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Purchaser, including, without limitation, any general partner, managing member, officer or director of the Purchaser, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Purchaser; and provided, further, that the Company may assign this Agreement in whole, without the consent of the Purchaser, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of Delaware, without regard to the conflict of laws provisions of such jurisdiction. If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in other jurisdictions of that or any other provision of this Agreement.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the ……. day of ……, ……

PDX Advisors, LLC

By: _____
Shane Rodgers , its CEO / FOUNDER

………………., (please fill in)

By: _____

EXHIBIT C

64

Video Transcription

Are you new to the blockchain and cryptocurrency world, well the one thing you know for sure is that cryptocurrency has the power to change the world completely, but there are a ton of cryptocurrencies out there now and it can get extremely hard to figure out which one is the best for you and is actually going to be around for a while.

The key to it all is to understand what cryptocurrency is and what its future holds. Well cryptocurrency in its simplest form is a digital and highly secured encrypted token that you could use as a medium of exchange just about anywhere.

It works quite similarly to money but instead of being something physical, it's all digital. You could easily use cryptocurrency to transfer money or value securely all around the world instantly and anonymously. And blockchain is simply a place where all of these transactions and assets are recorded. It is an ultra secure, decentralized and hack proof digital ledger that you can trust with your data completely.

Now that you have an idea about cryptocurrency and blockchain, let's talk about the most popular one Bitcoin. There is no one who hasn't heard of Bitcoin by now. It's an actual usable currency being used to make transactions in the USA and around the world as well. As time goes on, more and more stores and people are accepting it as digital currency and incorporating it into their life.

That's not it, there's another little thing that you need to know, PDX. PDX is yet another digital currency but not like the 2,000 that you've seen. It's different, PDX and Bitcoin are in fact the only two cryptocurrencies that were deliberately designed to function as viable usable currencies and stores of value can be used in place of or with actual currencies.

PDX has the scale and the critical mass to function as a global currency and is building an entire infrastructure and ecosystem to support that. PDX is even better than Bitcoin, it's the next big thing. What Bitcoin lacks are two things: no Assets and no Business Plan. And that's exactly where PDX stands out. With a solid business plan and an operational ecosystem being put in place, PDX is the cryptocurrency you need. It's designed to be extremely simple so it can be used in the day to day life. PDX is functional and can stretch across a wide range of industries making it even easier to be incorporated into your daily life.

After all, one of the biggest problems of the cryptocurrency industry is that due to its limited ability, it can get extremely tough to use it in your daily life. Which is why a lot of people are still on the edge about it, even though they know it's the future. But the PDX team looked at the shortcomings and issues affecting all other cryptocurrencies and reversed engineered a suite of solutions. But PDX enables stores and merchants to accept payments in cryptocurrency while knowing they will be paid in any end currency they desire and all with lower transaction fees. With a solid payment infrastructure that has always been missing from the cryptocurrency market, PDX makes it possible for you to carry out transactions in seconds. With just a mobile application supported on IOS and Android, merchants and customers can now use cryptocurrency just like they would make payments normally. The infrastructure also supports payments from online cryptocurrency payments and plays a crucial role in normalizing the use of cryptocurrencies.

The best part about PDX is of course its transparency, it's the key to any good cryptocurrency. After all, people are trusting you with their money so there is no way to not be transparent. PDX also takes it up a notch further with multiple audit layers and a heavy technology base and R&D. It also allows for high speed and low fee global transfers with the newest technological applications always in the process of being developed to make the application and platform even more secure and encrypted than it already is. While there are dozens of reasons why you should opt for PDX, these are the most outstanding ones: with PDX you will never have to worry about the safety and security of your money. The world is moving rapidly towards cashless payments and this is just the beginning! If you want to know more about PDX, you can simply visit our website and download all the information on there www.pdxcoin.io